Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES
(Unaudited)

	For the Fiscal Year Ended

(millions, except ratios)	2003	2002	2001	2000	1999

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$1,816	$1,143	$1,415	$1,248	$1,268

Add interest element implicit in rentals	167	157	161	136	133

	1,983	1,300	1,576	1,384	1,401
Interest capitalized	1	4	11	4	5

Total fixed charges	$1,984	$1,303	$1,587	$1,388	$1,406

Income
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	$5,449	$2,453	$1,223	$2,223	$2,419
Deduct undistributed net income (loss) of unconsolidated companies	8	20	12	17	(5)

	5,441	2,433	1,211	2,206	2,424

Add
Fixed charges (excluding interest capitalized)	1,983	1,300	1,576	1,384	1,401

Income before fixed charges and income taxes	$7,424	$3,733	$2,787	$3,590	$3,825

Ratio of income to fixed charges	3.74	2.86	1.76	2.59	2.72